SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ___________________

                                 Amendment No. 3

                                       to

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                               ___________________


                                    QVC, INC.
                            (Name of Subject Company)

                                    QVC, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 Per Share
               Series B Preferred Stock, par value $.10 Per Share
               Series C Preferred Stock, par value $.10 Per Share
                         (Title of Class of Securities)

                                   747262 10 3
                     (only with respect to the Common Stock)
                      (CUSIP Number of Class of Securities)
                               ___________________

                              Neal S. Grabell, Esq.
              Senior Vice President, General Counsel and Secretary
                                    QVC, Inc.
                              1365 Enterprise Drive
                        West Chester, Pennsylvania 19380
                                 (610) 430-1000

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)
                               ___________________

                                 With a copy to:

                             Pamela S. Seymon, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

                   This Statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of QVC, Inc., a Delaware corporation, filed with the Securities and Exchange Commission on August 11, 1994, as previously amended and supplemented (the "Schedule 14D-9") with respect to the tender offer made by QVC Programming Holdings, Inc., a Delaware corporation to be wholly owned by Comcast Corporation, a Pennsylvania corporation, and Liberty Media Corporation, a Delaware corporation and a wholly-owned subsidiary of Tele-Communications, Inc., a Delaware Corporation (collectively, the "Bidders"), to purchase all outstanding Shares at a price of $46 per Common Share and $460 per Preferred Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 1994 and the related Letter of Transmittal, which were annexed to and filed with the Schedule 14D-9 as Exhibits 1 and 2, respectively, as amended and supplemented by filings with the Commission on Schedule 14D-1 by the Bidders (as described herein or therein).

                   Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9 as heretofore amended and supplemented.


         Item 8.  Additional Information to be Furnished.

                   The information set forth in the Schedule 14D-9 under
         Item 8(c) ("FCC Approvals") is hereby amended and supplemented as follows:

                   As described in Amendment No. 4 to the Schedule 14D-1, filed by the Bidders with the Commission on August 25, 1994, the FCC has granted special temporary authority to the Purchaser to operate the Company's three domestic fixed-satellite earth stations pending final action on the Purchaser's pending application for transfer of control of the earth station licenses from the stockholders of the Company to the Purchaser.


                   The information set forth in the Schedule 14D-9 under
         Item 8(d) ("Antitrust") is hereby amended and supplemented as follows:

                   By letter dated August 24, 1994, the FTC requested additional information from each of the Company and Ralph J. Roberts, as the ultimate parent of Comcast, in connection with the proposed acquisition of Shares pursuant to the Offer. On August 25, 1994, the Company and Comcast issued a press release announcing the receipt of such request and that the request will extend the applicable waiting period under the HSR Act until ten days following substantial compliance with the request by Ralph J. Roberts. A copy of such press release is attached hereto as Exhibit 12, which is incorporated herein by reference, and the foregoing summary description of such press release is qualified in its entirety by reference to such exhibit.

                   As previously described in the Schedule 14D-9, in order to comply with the requirements of the HSR Act, each of Comcast and Liberty were also required to file a separate notification with respect to the contemplated ownership by Comcast and Liberty of the Purchaser. The waiting period applicable to that transaction is scheduled to expire at 11:59 P.M., New York City time, on Thursday, September 8, 1994.
         Prior to such date, the Antitrust Division or the FTC may extend the waiting period applicable to such transaction by requesting additional information; if such request is made, the waiting period will be extended until twenty days after substantial compliance by all parties that receive such request.


         Item 9.  Material to be Filed as Exhibits.

              Exhibit  1**   --   Offer to Purchase, dated August 11,
                                  1994.

              Exhibit  2**   --   Letter of Transmittal.

              Exhibit  3**   --   Proxy Statement dated May 31, 1994
                                  relating to QVC, Inc.'s 1994 Annual
                                  Meeting of Stockholders.

              Exhibit  4**   --   Agreement and Plan of Merger, dated as
                                  of August 4, 1994, among QVC, Inc.,
                                  Comcast Corporation, Liberty Media
                                  Corporation and Comcast QMerger, Inc.
                                  (now known as QVC Programming Hold-
                                  ings, Inc.).



         *    Included with Schedule 14D-9 mailed to Stockholders.

         **   Previously filed.

              Exhibit  5**   --   Letter Agreement, dated as of August
                                  4, 1994, among Comcast Corporation,
                                  Barry Diller and Arrow Investments,
                                  L.P.

              Exhibit  6**   --   Letter Agreement, dated as of August
                                  4, 1994, among Comcast Corporation,
                                  Liberty Media Corporation and Tele-
                                  Communications, Inc.

              Exhibit  7**   --   Letter to Stockholders of QVC, Inc.
                                  dated August 11, 1994.*

              Exhibit  8**   --   Press Release issued by QVC, Inc.,
                                  Comcast Corporation and Liberty Media
                                  Corporation on August 5, 1994.

              Exhibit  9**   --   Opinion of Allen & Company Incorpo-
                                  rated dated August 4, 1994.*

              Exhibit 10**   --   Report of Allen & Company Incorporated
                                  to the Board of Directors of QVC, Inc.
                                  dated August 4, 1994.

              Exhibit 11**   --   Engagement Letter, dated August 4,
                                  1994, between QVC, Inc. and Allen &
                                  Company Incorporated (including the
                                  related Indemnity Letter).

              Exhibit 12     --   Press release issued by QVC, Inc. and
                                  Comcast Corporation on August 25,
                                  1994.


         *    Included with Schedule 14D-9 mailed to Stockholders.

         **   Previously filed.

                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       QVC, INC.


         Dated: August 25, 1994        By: /s/  Neal S. Grabell
                                           Neal S. Grabell
                                           Senior Vice President,
                                           General Counsel & Secretary

                                  EXHIBIT INDEX

         Exhibit No.              Description                    Page No.

         Exhibit  1** -- Offer to Purchase, dated August 11,
                         1994. ..................................

         Exhibit  2** -- Letter of Transmittal...................

         Exhibit  3** -- Proxy Statement dated May 31, 1994
                         relating to QVC, Inc.'s 1994 Annual
                         Meeting of Stockholders.................

         Exhibit  4** -- Agreement and Plan of Merger, dated
                         as of August 4, 1994, among QVC, Inc.,
                         Comcast Corporation, Liberty Media
                         Corporation and Comcast QMerger,
                         Inc. (now known as QVC Programming
                         Holdings, Inc.).........................

         Exhibit  5** -- Letter Agreement, dated as of August
                         4, 1994, among Comcast Corporation,
                         Barry Diller and Arrow Investments,
                         L.P.....................................

         Exhibit  6** -- Letter Agreement, dated as of August 4,
                         1994, among Comcast Corporation, Lib-
                         erty Media Corporation and TeleCom-
                         munications, Inc........................

         Exhibit  7** -- Letter to Stockholders of QVC, Inc.
                         dated August 11, 1994.*.................

         Exhibit  8** -- Press Release issued by QVC, Inc.,
                         Comcast Corporation and Liberty Media
                         Corporation on August 5, 1994...........

         Exhibit  9** -- Opinion of Allen & Company Incorpo-
                         rated dated August 4, 1994.*............

         Exhibit 10** -- Report of Allen & Company Incorporated
                         to the Board of Directors of QVC, Inc.
                         dated August 4, 1994....................

         Exhibit 11** -- Engagement Letter, dated August 4, 1994,
                         between QVC, Inc. and Allen & Company
                         Incorporated (including the related
                         Indemnity Letter).......................


         *     Included with Schedule 14D-9 mailed to Stockholders.
         **    Previously filed.

         Exhibit 12   -- Press release issued by QVC, Inc. and Comcast
                         Corporation on August 25, 1994.